                                                                    Exhibit 99.1

                            (VIVENDI UNIVERSAL LOGO)

NOTE: THIS DOCUMENT CONTAINS CONSOLIDATED RESULTS THAT ARE UNAUDITED. THE RESULTS ARE ESTABLISHED UNDER FRENCH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (FRENCH G.A.A.P.), EXCEPT WHEN SPECIFIED.

      VIVENDI UNIVERSAL CONTINUED TO IMPROVE OVERALL OPERATING PERFORMANCE
                          IN THE THIRD QUARTER OF 2003

                              Third quarter of 2003

      - OPERATING INCOME of E896 million, UP 43% versus last year on a pro forma basis (1).

      - NET PROFIT of E131 million, versus a NET LOSS of E1,234 million in 2002.

      - NET DEBT(2) at E12.8 billion, down approximately E6 billion versus a year ago and decreased by E900 million during the quarter.

                            First Nine months of 2003

      - OPERATING INCOME of E2,573 million, UP 27% versus last year on a pro forma basis(1).

      - NET LOSS(2) of E501 million, versus a net loss of E13,540 million in 2002.

                        COMMENTS ON THE GROUP'S EARNINGS:

Due to substantial scope reductions, comparing 2003 to 2002 results, on an actual basis, may not be meaningful. That is why the comparisons below are presented with an illustrative scope identical to existing fully consolidated subsidiaries(3).


--------
1 The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002.

2 Long-term debt, bank overdrafts and short-term borrowings less cash and cash equivalents.

3 The illustrative consolidated statement of income presents the accounting of Veolia Environnement using the equity method from January 1, 2002 and Vivendi Universal Publishing

OPERATING INCOME:

For the third quarter of 2003, the operating income was E896 million, up 43%, on a pro forma basis, compared to the same period last year.

o There is quite a contrast in the performance of the various Media business units. Canal Plus Group has had another strong quarter with a positive operating income and a positive cash flow from operating activities. VUE had a strong quarter with a solid cash flow performance. In contrast, UMG and VUG experienced significant weakness, mainly driven by revenue decline.

o The Telecom business units continued to produce profitable growth in the quarter. At E705 million, their operating income is up 23% versus last year.

o The restructuring of the non-core businesses (VUNet, VTI, remaining VUP assets and Vivendi Valorization) continued to make progress with an operating loss down to E26 million, versus E152 million a year ago.

For the first nine months of 2003, the operating income was E 2,573 million, up 39% compared to the same period last year. On a pro forma basis, i.e., as if InterActiveCorp's entertainment assets had been acquired as of January 1, 2002, the first nine months operating income was up 27%, despite the negative impact from the euro/dollar average exchange rate. On a constant currency basis, pro forma operating income growth would have been 32%.

NET PROFIT

For the third quarter of 2003, Vivendi Universal posted a net profit of E131 million, versus a net loss of E1,234 million for the same period in 2002.

For the first nine months of 2003, Vivendi Universal posted a net loss of E501 million, versus a net loss of E13,540 million for the same period in 2002.

NET DEBT at the end of September 2003 was E12.8 billion, down about E6 billion versus a year ago and E900 million during the quarter, thanks to cash flow provided by operating activities and assets disposals.

The change in net debt since the beginning of the year reflects the E4 billion acquisition of 26% of Cegetel Groupe S.A. on January 23, 2003, as well as the impact of divestitures totalling approximately E3 billion in enterprise value.

COMMENTS ON OPERATING INCOME FOR VIVENDI UNIVERSAL'S MEDIA AND TELECOM
BUSINESSES:

MEDIA ACTIVITY (as fully consolidated at 100%)

FOR THE THIRD QUARTER OF 2003, MEDIA BUSINESSES HAVE GENERATED E276 MILLION OF OPERATING INCOME.

----------
(VUP) assets sold in 2002 and 2003 as discontinued operations in accordance with the option proposed by the paragraph 23 100 of the French rules 99-02.

FOR THE FIRST NINE MONTHS OF 2003, MEDIA ACTIVITY HAS GENERATED E922 MILLION OF OPERATING INCOME. CASH FLOW PERFORMANCE HAS IMPROVED SIGNIFICANTLY, DUE TO THE STRONG PERFORMANCE OF VUE AND THE SIGNIFICANT IMPROVEMENT OF CANAL+.

CANAL PLUS GROUP (100% VIVENDI UNIVERSAL ECONOMIC INTEREST):

                         3rd Quarter   3rd Quarter
In millions of euro      2003 Actual    2002 Actual      Variation         9 Months 2003        9 Months 2002        Variation
                                                                               Actual               Actual
Revenue                     969            1,167             -17%               3,184                3,511               -9%
                                                            +3%**                                                       +2%**
Operating Income            133             40               N.A.                378                 (29)                N.A.


**Variation on a comparable basis (excluding all scope changes, principally Telepiu).

Significant improvement in Canal Plus Group's operating income. Positive operating income confirmed for the full year 2003.

For the third quarter of 2003, Canal Plus Group's operating income of E133 million confirms the significant turn-around observed in the first half of this year.

Subscribers gross recruitments for the Canal+ Premium channel were up in September for the first time in the last seven years thanks to the new program line-up.

For the nine months of 2003, Canal Plus Group's operating income totalled E378 million (including non recurring items of E118 million), compared with a pro forma operating loss of E20 million for the same period in 2002.

The pay television operating income in France was up 84% versus first nine months of 2002, representing more than 60% of Canal Plus Group's operating income, thanks to the good performances of all its units. Operating income from the motion picture business (StudioCanal) also rose significantly.

Aside from Telepiu, non-recurring items included new provisions and provision reversals that offset each other.

UNIVERSAL MUSIC GROUP (92% VIVENDI UNIVERSAL ECONOMIC INTEREST):

                          3rd Quarter       3rd Quarter
In millions of euro        2003 Actual      2002 Actual      Variation         9 Months 2003        9 Months 2002        Variation
                                                                                  Actual               Actual
Revenue                       1,115             1,328           -16%               3,283                4,201               -22%
                                                                -9%*                                                       -13%*
Operating Income                4                16             -75%               (38)                  185                N.A.
                                                                N.A.*

*Variation at constant currency.

UMG reported a nine months operating loss on decline in revenue

The global music market continued to show weakness. UMG reported a profit in the third quarter of E4 million compared to a profit last year of E16 million, reflecting the margin impact of lower sales and a higher proportion of distributed label and joint venture activity partly offset by lower marketing, overhead and catalogue amortization.

For the first nine months of 2003, UMG reported operating losses of E38 million, reflecting the margin lost on the revenue decline, restructuring costs and other one-time income from the sale of assets in 2002 (sale of UMG's interest in MTV Asia to Viacom, real estate and other investments) not repeated in 2003, offset by reductions in marketing and catalogue amortization expenses.

Major new releases are scheduled in the fourth quarter of 2003 from Blink 182, Bon Jovi, Busted, Sheryl Crow, Johnny Hallyday, Enrique Iglesias, G-Unit, Jay Z, Ludacris, Nelly, No Doubt, Luciano Pavarotti and Texas.

UMG is continually evaluating its business in order to maintain the most efficient and competitive music company in the industry and be well-positioned for the future. UMG is in the process of instituting significant cost-cutting initiatives that take into account the realities of the declining music market to further rationalize the company's cost structure around the world.

Furthermore, UMG has launched in the fourth quarter an aggressive plan to reduce the cost consumers pay for CDs by significantly reducing its wholesale prices on virtually all top line CDs in the U.S., with the aim of bringing music fans back into retail stores and driving music sales. While the company believes this sort of fundamental marketing and distribution changes are necessary for the long term health of the industry, there may be negative implications on near term results.

UMG, as the market leader, continues to participate in industry initiatives to combat physical and online piracy, and to encourage the legitimate digital music marketplace. UMG expects the worldwide music market to contract compared to the prior year, and as a result, the company performance for the full year will continue to be below 2002.

VIVENDI UNIVERSAL ENTERTAINMENT (86% VIVENDI UNIVERSAL ECONOMIC INTEREST):


                         3rd Quarter      3rd Quarter
In millions of euro      2003 Actual      2002 Actual        Variation         9 Months 2003        9 Months 2002        Variation
                                                                                  Actual               Actual
Revenue                     1,305             1,291             +1%                4,267                4,442               -4%
                                                               +15%*                                                       +16%*
Operating Income             197               195              +1%                  692                  725                -5%
                                                               +14%*                                                        +15%*

*Variation at constant currency.

                           3rd Quarter      3rd Quarter
In millions of dollars      2003 Actual       2002 Pro       Variation         9 Months 2003       9 Months 2002 Pro      Variation
In U.S. G.A.A.P.                              Forma(4)                            Actual               Forma(4)
Revenue                         1,479          1,321           +12%               4,603                 4,607                 0%

Operating Income                 163            217            -25%                700                   583                +20%



On a comparable basis (stand alone, pro forma, in dollars and in U.S. G.A.A.P.), VUE's operating income increased 20%.


For the third quarter of 2003, the operating income for VUE increased by 1% and by 14% at constant currency. Stronger performance at Universal Television Production, due to higher sales of classic television library programming and lower overhead costs, was offset by lower results at Universal Pictures due to the higher marketing costs associated with the release of its strong summer slate (Johnny English, Seabiscuit, and American Wedding).

For the first nine months of 2003, the operating income for VUE decreased by 5% in euro and in French G.A.A.P., but increased 20% versus last year on a stand alone, U.S. G.A.A.P., pro forma(4), U.S. dollar comparable basis. The main difference stems from the weakening of the U.S. dollar against the euro.

On a stand alone, U.S. G.A.A.P., pro forma(4), U.S. dollar comparable basis, Universal Pictures Group's operating income increased 34% versus prior year primarily due to the strength of the current year film slate. Significant 2003 releases included Bruce Almighty, American Wedding, 2 Fast 2 Furious and Johnny English versus The Bourne Identity, Scorpion King, and About A Boy, in 2002.

Universal Television Networks operating income was down 10% due to increased investment in programming and marketing, which is expected to result in increased operating margins in future periods, offsetting gains from significantly improved advertising revenue and subscriber fees. Operating income at Universal Television Production was up 4%, due to the continued strong performance of the three shows in the Law & Order franchise coupled with cost savings resulting from the merger with USA Entertainment.

Universal Parks & Resorts and Spencer Gifts operating income increased 9% primarily due to the deconsolidation of Spencer Gifts, sold in the second quarter of 2003. Theme parks operating income was down 9% due to lower attendance at Universal Studios Hollywood and Universal Studios Japan, as a result of continued softness in the global travel industry.

VIVENDI UNIVERSAL GAMES (99% VIVENDI UNIVERSAL ECONOMIC INTEREST):

----------


4 Pro forma basis as if the InterActiveCorp entertainment assets had been consolidated from January 1, 2002 and the results of Universal Studio international television networks had been reported by Vivendi Universal Entertainment instead of Canal Plus Group.

                         3rd Quarter       3rd Quarter
In millions of euro      2003 Actual       2002 Actual       Variation         9 Months 2003        9 Months 2002        Variation
                                                                                   Actual               Actual
Revenue                        77              166               -54%                317                  502                -37%
                                                                -39%*                                                       -24%*
Operating Income              (58)             (2)               N.A                (110)                 37                 N.A.



*Variation at constant currency.

Vivendi Universal Games performance continued to suffer a decline.

In the third quarter of 2003, operating loss was E58 million, versus a loss of E2 million for the same period in 2002.

Through the first nine months of the year, VUG posted an operating loss of E110 million. The prior year operating income was E37 million, fueled by the strong second quarter results.

Lower gross margin on the revenue decline was the most significant contributor to the profit shortfall. Moreover, additional royalty expense due in part to titles which did not fully earn out and increased returns/price protection discounting to sell-through slow moving titles were the other key variances. Operating expenses were below prior year, due primarily to marketing.

VUG's operating performance is expected to remain depressed in the fourth quarter of this year. A restructuring plan currently being implemented is expected to address those issues.

TELECOM ACTIVITY (as fully consolidated at 100%)

FOR THE THIRD QUARTER OF 2003, TELECOM BUSINESSES HAVE GENERATED AN OPERATING INCOME OF E705 MILLION.

FOR THE FIRST NINE MONTHS OF 2003, TELECOM ACTIVITY HAS GENERATED AN OPERATING INCOME OF E1,972 MILLION.

SFR- CEGETEL (APPROXIMATELY 56% VIVENDI UNIVERSAL ECONOMIC INTEREST):

                        3rd Quarter        3rd Quarter
In millions of euro     2003 Actual        2002 Actual      Variation         9 Months 2003        9 Months 2002        Variation
                                                                                   Actual               Actual
Revenue                     1,941              1,804             +8%                5,553                5,246               +6%
Operating Income             531                460              +15%               1,515                1,206               +26%

SFR-Cegetel's operating income grew 26% to E1,515 million, due to an efficient cost management.

In the third quarter of 2003, SFR-Cegetel operating income was E531 million, up 15% despite some one-time costs linked to the launch of new services and other adverse non recurring items. Mobile telephony operating income amounted to E536 million. Fixed telephony losses decreased to E5 million from E26 million in the third quarter of 2002, but part of this improvement is coming from favourable non-recurring events.

For the first nine months of 2003, SFR-Cegetel's operating income amounted to E1,515 million, up 26% compared to the same period last year, due to an efficient cost management. Mobile telephony operating income grew 19% to E1,524 million. Fixed telephony operating losses amounted to E7 million, against losses of E78 million last year for the same period.

SFR-Cegetel's full year operating income is expected to show a growth of over 30%.

MAROC TELECOM (35% VIVENDI UNIVERSAL ECONOMIC INTEREST):


                         3rd Quarter        3rd Quarter
In millions of euro      2003 Actual        2002 Actual            Variation         9 Months 2003        9 Months 2002    Variation
                                                                                        Actual               Actual
Revenue                        387              399                   -3%                1,101                1,115           -1%
                                                                      0%*                                                     +3%*
Operating Income               174              111                  +57%                  457                  315           +45%
                                                                     +62%*                                                   +51%*


*Variation at constant currency.


Maroc Telecom operating income experienced a strong 45% growth to E457 million, due to an efficient control of costs.

For the third quarter of 2003, Maroc Telecom's operating income amounted to E174 million, up 57% (and up 62% at constant currency) when compared to the same period last year. This very good performance reflects the success of Maroc Telecom's mobile activity with 5 million customers reached in August and the continued tight control of costs.

For the first nine months of 2003, operating income reached E457 million, up 45% (and up 51% at constant currency) when compared to the same period last year. This very strong improvement has been driven mainly by mobile sales with a larger pool of customers for lower costs of acquisition, by the reduction of SG&A and bad debt and thanks to last year's restructuring costs.

OTHER PROFIT AND LOSS HIGHLIGHTS FOR THE THIRD QUARTER OF 2003

FINANCING EXPENSE of E154 million, to be compared with E377 million for the same period last year.

OTHER FINANCIAL EXPENSES, NET OF PROVISIONS decreased from E193 million in 2002 to E50 million this year, including E48 million of foreign exchange losses.

EXCEPTIONAL ITEMS, NET amounted to E144 million, including a gain of E72 million related to the increase of capital of Sogecable, versus a net loss of E735 million in 2002.

INCOME TAX EXPENSE amounted to E212 million, versus E513 million the prior year.

GOODWILL AMORTIZATION AND IMPAIRMENT amounted to E198 million, versus E310 million in 2002.

IMPORTANT DISCLAIMER

      This document contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risk that: the estimated levels of cash-flow and revenues stated will not be realized, that the synergies and other benefits associated with certain transactions will not be materialized; the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction and maturity extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described above; Vivendi Universal will not be able to obtain the necessary approvals to finalize certain transactions; Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake and expressly disclaims any obligation to provide updates or to revise any forward-looking statements.

                                VIVENDI UNIVERSAL
                        CONSOLIDATED STATEMENT OF INCOME
                            (FRENCH GAAP, UNAUDITED)

                                                                                         Nine Months Ended September 30,
                                                                             -------------------------------------------------------
                                                                                   2003           2002                  2002
                                                                                   ----           ----                  ----
                                                                                          Illustration VE equity
                                                                                             accounting and VUP
                                                                                          sold affiliates as
                                                                                              discontinued            As reported
                                                                                              operations (1)              (2)
                                                                                           ---------------------      --------------
                                                                              (In millions of euros, except per share amounts)
REVENUES                                                                     E     18 267      E    19 629            E   44 541
Cost of revenues                                                                  (10 232)         (11 589)              (30 888)
Selling, general and administrative expenses                                       (5 386)          (5 913)               (9 891)
Other operating expenses, net                                                         (76)            (275)                 (267)
                                                                             ------------        ---------            ---------
OPERATING INCOME                                                                     2573            1 852                3 495
Financing expense                                                                    (531)            (451)              (1 052)
Other financial expenses, net of provisions                                          (339)          (3 551)              (3 748)
                                                                             ------------        ---------            ---------
FINANCING AND OTHER EXPENSES, NET                                                    (870)          (4 002)              (4 800)
                                                                             ------------        ---------            ---------
INCOME (LOSS) BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, EQUITY
INTEREST, GOODWILL AMORTIZATION AND MINORITY INTERESTS                              1 703           (2 150)              (1 305)
Exceptional items, net                                                                481            1 251                1 333
                                                                             ------------        ---------            ---------
INCOME (LOSS) BEFORE INCOME TAXES, EQUITY INTEREST, GOODWILL
AMORTIZATION AND MINORITY INTERESTS                                                 2 184             (899)                  28
Income tax expense                                                                   (845)            (537)                (878)
                                                                             ------------        ---------            ---------
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION AND
MINORITY INTERESTS                                                                  1 339           (1 436)                (850)
Equity (losses) earnings of unconsolidated companies and sold affiliates (1)          (87)            (137)                (314)
Equity loss in Veolia Environnement impairment                           (3)         (190)               -                    -
Goodwill amortization                                                                (625)            (719)                (952)
Goodwill impairment                                                                  (161)         (11 000)             (11 000)
                                                                             ------------        ---------            ---------
INCOME (LOSS) BEFORE MINORITY INTERESTS                                               276          (13 292)             (13 116)
Minority interests                                                                   (777)            (248)                (424)
                                                                             ------------        ---------            ---------
NET LOSS                                                                     E       (501)       E (13 540)           E (13 540)
                                                                             ============        =========            =========
LOSS PER BASIC SHARE                                                         E      (0,47)       E  (12,45)           E  (12,45)
                                                                             ============        =========            =========

Weighted average common shares outstanding (in millions)                 (4)      1 070,8          1 087,9              1 087,9



(1) This illustrative consolidated statement of income presents the accounting of Veolia Environnement (ex Vivendi Environnement) using the equity method from January 1, 2002 and Vivendi Universal Publishing (VUP) assets sold in 2002 and 2003 as discontinued operations in accordance with the option proposed by the paragraph 23100 of the French rules 99-02.

(2) As reported in a press release on November 26, 2002.

(3) The impairment loss E190 million corresponds to Vivendi Universal's 20.4 % interest in Veolia Environnement impairment of goodwill and other intangible assets (i.e. E440 million), after a "theoretical" impairment of goodwill initially recorded as a reduction of shareholder's equity of E250 million, as prescribed by French GAAP.


(4) Excluding treasury shares recorded as a reduction of shareholders' equity.

                                VIVENDI UNIVERSAL
                        CONSOLIDATED STATEMENT OF INCOME

                            (FRENCH GAAP, UNAUDITED)

                                                                                      Quarter Ended September 30,
                                                                      -------------------------------------------------------
                                                                          2003              2002                   2002
                                                                          ----              ----                   ----
                                                                                    Illustration VE equity
                                                                                      accounting and VUP
                                                                                      sold affiliates as
                                                                                        discontinued
                                                                                         operations (1)       As reported (2)
                                                                                         --------------       ---------------
                                                                       (In millions of euros, except per share amounts)
REVENUES                                                              E    5 903       E    6 325             E      14 551
Cost of revenues                                                          (3 029)          (3 666)                  (10 090)
Selling, general and administrative expenses                              (1 943)          (1 850)                   (3 054)
Other operating expenses, net                                                (35)            (208)                     (202)
                                                                      ----------        ---------             -------------
OPERATING INCOME                                                             896              601                     1 205
Financing expense                                                           (154)            (183)                     (377)
Other financial expenses, net of provisions                                  (50)            (100)                     (193)
                                                                      ----------        ---------             -------------
FINANCING AND OTHER EXPENSES, NET                                           (204)            (283)                     (570)
                                                                      ----------        ---------             -------------
INCOME (LOSS) BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, EQUITY
INTEREST, GOODWILL AMORTIZATION AND MINORITY INTERESTS                       692              318                       635
Exceptional items, net                                                       144             (877)                     (735)
                                                                      ----------        ---------             -------------
INCOME (LOSS) BEFORE INCOME TAXES, EQUITY INTEREST, GOODWILL
AMORTIZATION AND MINORITY INTERESTS                                          836             (559)                     (100)
Income tax expense                                                          (212)            (272)                     (513)
                                                                      ----------        ---------             -------------
INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION AND
MINORITY INTERESTS                                                           624             (831)                     (613)
Equity (losses) earnings of unconsolidated
    companies and sold affiliates(1)                                         (20)              61                       (41)
Goodwill amortization                                                       (159)            (248)                     (310)
Goodwill impairment                                                          (39)               -                         -
                                                                      ----------        ---------             -------------
INCOME (LOSS) BEFORE MINORITY INTERESTS                                      406           (1 018)                     (964)
Minority interests                                                          (275)            (216)                     (270)
                                                                      ----------        ---------             -------------
NET INCOME (LOSS)                                                     E      131        E  (1 234)            E      (1 234)
                                                                      ==========        =========             =============
LOSS PER BASIC SHARE                                                  E     0,12        E   (1,13)            E       (1,13)
                                                                      ==========        =========             =============

Weighted average common shares outstanding (in millions)(3)              1 071,7          1 088,4                   1 088,4

(1) This illustrative consolidated statement of income presents the accounting of Veolia Environnement (ex Vivendi Environnement) using the equity method from January 1, 2002 and Vivendi Universal Publishing (VUP) assets sold in 2002 and 2003 as discontinued operations in accordance with the option proposed by the paragraph 23100 of the French rules 99-02.

(2) As reported in a press release on November 26, 2002.

(3) Excluding treasury shares recorded as a reduction of shareholders' equity.

                                VIVENDI UNIVERSAL
                      OPERATING RESULTS BY BUSINESS SEGMENT

                            (FRENCH GAAP, UNAUDITED)

                                                                           ACTUAL (1)
                                       ------------------------------------------------------------------------------------------
                                             Quarter Ended September 30,                 Nine Months Ended September 30,
                                       ----------------------------------------- ------------------------------------------------
                                                                      % Change                                       % Change
                                                                     at constant                                     at constant
                                        2003      2002     % Change   currency     2003         2002    % Change      currency
                                        ----      ----     --------   --------     ----         ----    --------      --------
REVENUES                                                             (In millions of euros)
     Canal Plus Group                  E  969    E 1 167      -17%       -17%    E  3 184   E  3 511       -9%           -9%
     Universal Music Group              1 115      1 328      -16%        -9%       3 283      4 201       -22%         -13%
     Vivendi Universal Games (2)           77        166      -54%       -39%         317        502       -37%         -24%
     Vivendi Universal Entertainment    1 305      1 291        1%        15%       4 267      4 442       -4%           16%
                                       ------    -------      ---        ----    --------   --------      ---           ---
     MEDIA ACTIVITY                     3 466      3 952      -12%        -5%      11 051     12 656      -13%           -2%
     SFR - Cegetel                      1 941      1 804        8%         8%       5 553      5 246        6%            6%
     Maroc Telecom                        387        399       -3%        ns        1 101      1 115       -1%            3%
                                       ------    -------      ---        ----    --------   --------      ---           ---
     TELECOM ACTIVITY                   2 328      2 203        6%         6%       6 654      6 361        5%            5%
     Others (3)                           109        170      -36%       -38%         434        612      -29%          -22%
                                       ------    -------      ---        ----    --------   --------      ---           ---
     TOTAL VIVENDI UNIVERSAL           E5 903    E 6 325       -7%        -2%    E 18 139   E 19 629       -8%           ns
                                       ======    =======      ===        ====    ========   ========      ===           ===
       (EXCLUDING BUSINESSES
          SOLD IN 2002 AND 2003)
     Veolia Environnement                  --      7 184       na                      --     22 135       na
     VUP assets sold during 2002
       and 2003 (4)                        --      1 042       na                     128      2 777      na
                                       ------    -------      ---                --------   --------      ---
     TOTAL VIVENDI UNIVERSAL           E5 903    E14 551      -59%               E 18 267   E 44 541     -59%
                                       ======    =======      ===                ========   ========      ===

OPERATING INCOME

     Canal Plus Group                  E  133    E    40       na         na     E    378   E    (29)      na            na
     Universal Music Group                  4         16      -75%        na          (38)       185       na            na
     Vivendi Universal Games (2)          (58)        (2)      na         na         (110)        37       na            na
     Vivendi Universal Entertainment      197        195        1%        14%         692        725       -5%           15%
                                       ------    -------      ---        ----    --------   --------      ---           ---
     MEDIA ACTIVITY                       276        249       11%         6%         922        918       ns            13%
     SFR - Cegetel                        531        460       15%        15%       1 515      1 206       26%           26%
     Maroc Telecom                        174        111       57%        62%         457        315       45%           51%
                                       ------    -------      ---        ----    --------   --------      ---           ---
     TELECOM ACTIVITY                     705        571       23%        24%       1 972      1 521       30%           31%
     Holding & Corporate                  (59)       (67)      11%        11%        (213)      (254)      16%           11%
     Others (3)                           (26)      (152)      83%        77%        (114)      (333)      66%           62%
                                       ------    -------      ---        ----    --------   --------      ---           ---
     TOTAL VIVENDI UNIVERSAL              896        601       49%        47%       2 567      1 852       39%           44%
                                       ======    =======      ===        ====    ========   ========      ===           ===
       (EXCLUDING BUSINESSES SOLD
         IN 2002 AND 2003)
     Veolia Environnement                  --        357       na                      --      1 368       na
     VUP assets sold during 2002
       and 2003 (4)                        --        247       na                       6        275       na
                                       ------    -------      ---                --------   --------      ---
     TOTAL VIVENDI UNIVERSAL           E  896    E 1 205      -26%               E  2 573   E  3 495      -26%
                                       ======    =======      ===                ========   ========      ===



(1) 2003 and 2002 revenues totals represent actual revenue as published in BALO on November 14, 2003 and on November 15, 2002 respectively.

(2) Formerly part of VUP (includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States).

(3) Comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.

(4) Comprised of Comareg sold in May 2003, the Consumer Press Division sold in February 2003, VUP assets sold to Editis (ex Investima 10) in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002. Please note that prior to its sale, Comareg was included in "Others" in the first quarter revenues and operating income published on June 17, 2003 for E80 million and E0 million, respectively.

                                VIVENDI UNIVERSAL
                      OPERATING RESULTS BY BUSINESS SEGMENT
                            (FRENCH GAAP, UNAUDITED)

                                                                         PRO FORMA (1)
                                  --------------------------------------------------------------------------------------------------
                                           Quarter Ended September 30,                        Nine Months Ended September 30,
                                  ----------------------------------------------    ------------------------------------------------
                                                                         % Change                                          % Change
                                                              %         at constant                               %      at constant
                                        2003       2002     Change          rate         2003        2002       Change       rate
                                        ----       ----     ------          ----         ----        ----       ------       ----
REVENUES                                                                (In millions of euros)
  Canal Plus Group                  E     969   E  1 144     -15%          -15%       E   3 184   E   3 442      -7%         -7%
  Universal Music Group                 1 115      1 328     -16%           -9%           3 283       4 201      -22%       -13%
  Vivendi Universal Games (2)              77        166     -54%          -39%             317         502      -37%       -24%
  Vivendi Universal Entertainment       1 305      1 314      -1%           13%           4 267       5 139      -17%         ns
                                    ---------   --------      ---           ---       ---------   ---------       ---        ---
  MEDIA ACTIVITY                        3 466      3 952     -12%           -5%          11 051      13 284      -17%        -7%
  SFR - Cegetel                         1 941      1 804       8%            8%           5 553       5 246        6%         6%
  Maroc Telecom                           387        399      -3%            ns           1 101       1 115       -1%         3%
                                    ---------   --------      ---           ---       ---------   ---------       ---        ---
  TELECOM ACTIVITY                      2 328      2 203       6%            6%           6 654       6 361        5%         5%
  Others (3)                              109        170     -36%          -38%             434         612      -29%       -22%
                                    ---------   --------      ---           ---       ---------   ---------       ---        ---
  TOTAL VIVENDI UNIVERSAL           E   5 903   E  6 325      -7%           -2%       E  18 139   E  20 257      -10%        -3%
                                    =========   ========      ===           ===       =========   =========       ===        ===
    (EXCLUDING BUSINESSES SOLD
      IN 2002 AND 2003)

OPERATING INCOME

  Canal Plus Group                  E     133   E     32      na             na       E     378   E     (20)      na          na
  Universal Music Group                     4         16     -75%            na             (38)        185       na          na
  Vivendi Universal Games (2)             (58)        (2)     na             na            (110)         37       na          na
  Vivendi Universal Entertainment         197        230     -14%           -3%             692         884      -22%        -6%
                                    ---------   --------      ---           ---       ---------   ---------       ---        ---
  MEDIA ACTIVITY                          276        276      ns            -4%             922       1 086      -15%        -5%
  SFR - Cegetel                           531        460      15%           15%           1 515       1 206       26%        26%
  Maroc Telecom                           174        111      57%           62%             457         315       45%        51%
                                    ---------   --------      ---           ---       ---------   ---------       ---        ---
  TELECOM ACTIVITY                        705        571      23%           24%           1 972       1 521       30%        31%
  Holding & Corporate                     (59)       (67)     11%           11%            (213)       (254)      16%        11%
  Others (3)                              (26)      (152)     83%           77%            (114)       (333)      66%        62%
                                    ---------   --------      ---           ---       ---------   ---------       ---        ---
  TOTAL VIVENDI UNIVERSAL           E     896   E    628      43%           40%       E   2 567   E   2 020       27%        32%
                                    =========   ========      ===           ===       =========   =========       ===        ===
    (EXCLUDING BUSINESSES SOLD
      IN 2002 AND 2003)



(1) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposition of VUP assets in 2002 and 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold) and the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal Plus Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2002.

(2) Formerly part of VUP (includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States).

(3) Comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses), VUP assets not sold during 2002 and 2003 (Atica & Scipione, publishing activities in Brazil) and the elimination of intercompany transactions.